Exhibit 99.2

Yirendai Appoints Chief Credit Officer

BEIIJING, March 16, 2017 -- Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced the appointment of Dr. Yichuan Pei as its Chief Credit Officer.

Dr. Pei will be responsible for the overall management of Yirendai’s Credit Department to ensure that the credit risk of loan portfolio on the Company’s platform is within the Company’s guidelines. He will also work closely with the Company’s Chief Risk Officer, Ms. Yiting Pan, to manage the Risk Management Department. Ms. Yiting Pan is expected to transit from her current position as Yirendai’s Chief Risk Officer into a new role with CreditEase and relocate to the U.S. in the middle of 2017 due to personal reasons. Dr. Pei will take over the full responsibilities of risk management and assume the Chief Risk Officer position at end of the transition period.

Dr. Pei brings with him over 26 years of experience in the financial industry from consumer lending risk management, credit product marketing management, asset-backed securities valuation in the United States. Prior to joining Yirendai, Dr. Pei was Vice General Manager of Ping An Bank in Shanghai, China and Chief Risk Officer of Knowledge Decision Sciences in San Jose, California. Previously, Dr. Pei served as Senior or Executive Vice President at various banks in the United States, including Bank of America, JP Morgan Chase, Washington Mutual Bank, Providian Financial Services, and Fleet Boston Bank. Dr. Pei graduated with a Bachelor of Science degree from the University of Science and Technology of China, received a PhD from the Johns Hopkins University in Baltimore, Maryland, and awarded a postdoctoral fellowship from Princeton University in Princeton, New Jersey.

“Dr. Yichuan Pei is a highly regarded credit expert with extensive experience in the financial industry. We warmly welcome him to join our senior management team. With Dr. Pei assuming his roles as Chief Credit Officer, we are very confident to further enhance our market leading capabilities of credit underwriting and risk management,” said Ms. Yihan Fang, Chief Executive Officer of Yirendai. “At the same time, we would like to express our sincere appreciation to Ms. Yiting Pan for her outstanding contribution to our risk management during her tenure. We wish her all the success for the new role with CreditEase in the U.S.”

“Yirendai is a leading financial technology company with proven track record and strong momentum,” added Dr. Yichuan Pei. “I’m excited to join the team to contribute to its credit risk management and support its business growth.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In the U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com